===============================================================================

                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                   December 31, 2001                       +------------------+
For Period Ended: ________________________                 +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |      1-12905     |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |     26842V207    |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant
                                EEX Corporation
--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                      2500 CityWest Boulevard, Suite 1400
--------------------------------------------------------------------------------
City, State and Zip Code
                             Houston, Texas 77042
--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

The Registrant is currently negotiating with its lender to replace its current revolving credit facility that terminates on June 27, 2002 with a new credit facility. The Registrant seeks an extension of time to file its Annual Report on Form 10-K in order to include the outcome of these negotiations in the report. The outcome of these negotiations will affect the content of the Registrant's disclosures regarding its liquidity and capital resources and other disclosures required in the Annual Report on Form 10-K. As a result, the Registrant would not be able to timely file its Annual Report on Form 10-K without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
           Richard S. Langdon            (713)                 243-3100
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Annex I. The Registrant incorporates by reference its Form 8-K filed with the Securities and Exchange Commission on March 7, 2002.








================================================================================

                                EEX Corporation
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       April 1, 2002                By /s/  Richard S. Langdon
    ------------------------------        --------------------------------------
                                          Senior Vice President, General
                                          Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)

                                   ANNEX I

        As previously reported in its Form 8-K filed with the Securities and Exchange Commission on March 7, 2002, the Registrant reported preliminary results of a $168 million loss for the fourth quarter ending December 31, 2001, or ($4.02) per share, compared to net income of $6 million, or $0.16 per share, for the same period a year ago. For the year ended December 31, 2001, the Registrant reported preliminary results of a net loss of $160 million, or ($3.85) per share, compared to a net loss of $10 million, or ($0.25) per share in 2000. The results are subject to completion of the annual audit.

        Year-end onshore U.S. reserves, including minority interest, reviewed by the Registrant's independent reserve auditors, were approximately 417 billion cubic feet of natural gas equivalent ("Bcfe"), an increase of 12% over year-end 2000. Reserve additions of 111 Bcfe and downward revisions of 13 Bcfe due to lower product prices, compared to 2001 production of 46 Bcfe, represents a replacement rate of 213%. The Registrant invested a total of approximately $109 million onshore U.S. during the year resulting in a finding and development cost of $1.11/Mcfe.

        Results without unusual items were a loss of $8 million for the fourth quarter and $5 million for 2001. The following table summarizes the significant items that have influenced the preliminary quarterly and annual results of operations (pre-tax amounts, except as indicated):

                                                                                           Three Months                Year
                                                                                              Ended                   Ended
                                                                                        December 31, 2001       December 31, 2001
                                                                                     --------------------------------------------
                                                                                                      (In millions)
Results without unusual items........................................................       $  (8)                  $  (5)
Impairments required under FAS 121:
  FPS and Pipelines..................................................................         (82)                    (82)
  Onshore properties.................................................................         (29)                    (29)
  Indonesian assets..................................................................         (16)                    (16)
Loss on sale - exercise of option....................................................         (18)                    (18)
Change in net realizable value of deferred tax asset.................................         (11)                    (11)
Bad debt expense related to Enron....................................................          (3)                     (3)
Contract forfeiture of offshore lease................................................          (4)                     (4)
Extraordinary post-tax gain - Repurchase of notes....................................           4                       4
Post-tax gain on sale of Llano field.................................................          --                      17
Stacking and assignment of Arctic I rig..............................................          --                     (15)
All other unusual items..............................................................          (1)                      2
                                                                                     ------------------------------------
  Net loss applicable to common shareholders.........................................       $(168)                  $(160)
                                                                                     ====================================

        In the fourth quarter, the Registrant's Cooper Floating Production System ("FPS") and pipelines were written down to a fair market valuation based on competitive factors for processing and transportation facilities in the Llano area and the values management believes could be received in an orderly sale of the assets. Certain onshore U.S. oil and gas properties were impaired a total of $29 million of which $23 million was attributable to the production payment resulting from the Encogen obligation. The Registrant's Indonesian assets were impaired to reflect the bid of a potential purchaser with whom the Registrant is currently negotiating. The fourth quarter results also include a loss on sale of $18 million from the January exercise of a previously-described option to repurchase a portion of the production payment resulting from the Encogen obligation and a reduction in the net realizable value of the deferred tax asset in accordance with FAS 109. The Registrant realized an extraordinary post-tax gain from the repurchase of a portion of the notes related to the FPS and pipelines.

        Revenues for the fourth quarter were $47 million, or approximately 36% lower than the $73 million reported for the fourth quarter a year ago. Lower revenues were primarily the result of lower average oil and natural gas prices and lower volumes of natural gas related to the offshore shelf properties sold in December 2000. Total expenses for the quarter, excluding loss from asset sales and impairments, were $54 million in 2001, unchanged from 2000. A $3 million bad debt expense was offset by lower depreciation expenses related primarily to lower overall production volumes.

        Revenues for the year 2001 were $207 million, or approximately 21% lower than the $262 million reported for 2000. Lower revenues this year were primarily the result of lower natural gas and oil production due to the sale of the offshore shelf properties and lower average oil prices. Total expenses for 2001, excluding the gain from asset sales and impairments, were $193 million, compared to $204 million for the twelve months of 2000. Lower depreciation expenses related primarily to lower overall production volumes were partially offset by increased exploration expense due to costs associated with the stacking of the Arctic I rig and recognition of the net cost associated with the assignment of the Arctic I rig contract and increased taxes other than income. Excluding the bad debt expense recorded in the fourth quarter, general, administrative and other expenses were down approximately 18% for the year.

        At year-end, the Registrant's debt to capital ratio under its revolving credit agreement is greater than the agreement's limit of 60% because of the decrease in equity resulting from the above-described losses and increase in outstanding borrowings. The lenders have agreed to amend the loan agreement to increase the ratio to 72% and waive the covenant breach; the amendment and waiver will expire April 30, 2002. The current revolving credit agreement terminates June 27, 2002. If the Registrant is not able to effect a new credit agreement or obtain additional waivers, it will be in default under the current revolving credit agreement. The Registrant is negotiating with its lenders for a new credit agreement with a maturity of June 2003. At present, most of the lenders have approved the general terms of the new agreement that will require the Registrant to provide a security interest in all of its U.S. proved reserves and other assets.

        The Registrant's planned capital expenditures in 2002 are approximately $50 million. Actual capital expenditures will depend on cash flow, which, in turn, depends principally on realized natural gas prices during the year.

                           (Earnings Summary Follows)

                                EEX CORPORATION
                PRELIMINARY FINANCIAL AND OPERATING HIGHLIGHTS
                   (In thousands, except per share amounts)


                                                                                  Three Months                 Year Ended
                                                                               Ended December 31               December 31
                                                                            -----------------------      ----------------------
                                                                                  (Unaudited)                  (Unaudited)
                                                                                2001          2000          2001         2000
                                                                            ----------      ---------   ----------    ---------
INCOME STATEMENT DATA
 Natural gas                                                                $  33,456       $50,979      $ 138,573     $173,195
 Oil, condensate and natural gas liquids                                       12,055        19,409         60,261       78,829
 Cogeneration operations                                                        1,053         2,474          6,247        8,389
 Other                                                                            411           420          1,803        1,999
                                                                            ---------       -------      ---------     --------
   Total revenues                                                              46,975        73,282        206,884      262,412
                                                                            ---------       -------      ---------     --------
 Production and operating expenses                                             10,739         9,810         36,697       39,212
 Exploration                                                                   12,305        11,646         49,373       33,780
 Depletion, depreciation and amortization                                      18,086        23,108         68,313       93,965
 Impairment of FPS and Pipelines                                               82,286           ---         82,286          ---
 Impairment of producing oil and gas properties                                44,744           ---         44,744       12,200
 Loss (Gain) on sales of property, plant and equipment                         16,578         3,552        (12,263)       7,230
 Cogeneration operations                                                          794         2,167          5,254        6,960
 General, administrative and other                                              9,282         3,984         18,739       19,538
 Taxes, other than income                                                       2,765         3,503         14,731       10,906
                                                                            ---------       -------      ---------     --------
   Total expenses                                                             197,579        57,770        307,874      223,791
                                                                            ---------       -------      ---------     --------
 Operating income (loss)                                                     (150,604)       15,512       (100,990)      38,621
 Interest and other - net                                                      (6,244)       (8,213)       (28,466)     (32,139)
                                                                            ---------       -------      ---------     --------
 Income (loss) before income taxes, minority interest and
  extraordinary item                                                         (156,848)        7,299       (129,456)       6,482
 Income taxes (benefit)                                                        10,837        (1,514)        20,118        1,586
                                                                            ---------       -------      ---------     --------
 Income (loss) before minority interest and extraordinary item               (167,685)        8,813       (149,574)       4,896
 Minority interest third party                                                    ---        (1,112)           ---        1,950
                                                                            ---------       -------      ---------     --------
 Income (loss) before extraordinary item                                     (167,685)        9,925       (149,574)       2,946
 Extraordinary item - debt extinguishment gain, net of tax                     (3,593)          ---         (3,593)         ---
                                                                            ---------       -------      ---------     --------
 Net income (loss)                                                           (164,092)        9,925       (145,981)       2,946
 Preferred stock dividends                                                      3,724         3,441         14,465       13,364
                                                                            ---------       -------      ---------     --------
 Net income (loss) applicable to common shareholders                        $(167,816)      $ 6,484      $(160,446)    $(10,418)
                                                                            =========       =======      =========     ========

 Net income (loss) per common share, basic and diluted
   Before extraordinary item                                                $   (4.11)      $  0.16      $   (3.94)    $  (0.25)
   Extraordinary item - debt extinguishment gain, net of tax                     0.09           ---           0.09          ---
                                                                            ---------       -------      ---------     --------
   Per common share                                                         $   (4.02)      $  0.16      $   (3.85)    $  (0.25)
                                                                            =========       =======      =========     ========
 Weighted average shares outstanding                                           41,762        41,470         41,724       41,949
                                                                            =========       =======      =========     ========

CASH FLOW DATA (In thousands)
 Cash flows provided by operating activities                                $  27,649       $40,216      $  74,172     $ 85,391
 Capital expenditures                                                          23,800        53,798        170,362      181,220

SALES VOLUMES
 Natural gas (MMcf)                                                            11,019        13,158         43,003       55,145
 Crude Oil (MBbls)                                                                664           675          2,530        2,726
 Natural gas liquids (MBbls)                                                       12            18             71           63
 Total Volume (MMcfe)                                                          15,078        17,316         58,608       71,881

AVERAGE SALES PRICE
 Natural gas (per Mcf)                                                      $    3.04       $  3.87      $    3.22      $  3.14
 Crude oil (per Bbl)                                                            18.00         28.30          23.47        28.54
 Natural gas liquids (per Bbl)                                                   8.42         16.94          12.44        16.63
